                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          General Physics Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  637130-10-5
                ------------------------------------------------
                                 (CUSIP Number)

           Andrea D. Kantor
           National Patent Development Corporation
           9 West 57th Street
           New York, NY 10019              Telephone No. (212) 230-9516
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

-------------------------------------------------------------------------------

                               November 19, 1996
                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement.  [ ]
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 637130-10-5                                          PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Five Star Group, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,062,500
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,062,500
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,062,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 637130-10-5                                          PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

MXL Industries, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           637,500
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    637,500
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

637,500
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 637130-10-5                                          PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Jerome I. Feldman
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           42,100
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          6,904,234
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    42,100
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,904,234
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,904,234
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes warrants to acquire an aggregate of 1,357,355 shares of common stock.

                                  SCHEDULE 13D

CUSIP NO. 637130-10-5                                          PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Martin M. Pollack
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           46,370
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          6,908,504
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    46,370
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,908,504
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,908,504
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes warrants to acquire an aggregate of 1,357,355 shares of Common
Stock.
* Includes warrants to acquire an aggregate of 470 shares of Common Stock.

                                  SCHEDULE 13D

CUSIP NO. 637130-10-5                                          PAGE 2 OF 5 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

National Patent Development Corporation
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           5,162,134
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          6,862,134
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    5,162,134
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    6,862,134
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,862,134
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Includes warrants to acquire an aggregate of 1,357,355 shares of Common
Stock.

Item 1. Security and Issuer

        This Statement relates to the common stock, par value $.025 per share (the "Common Stock"), of General Physics Corporation, a Delaware corporation with principal executive offices located at Suite 400, 6700 Alexander Bell Drive, Columbia, MD 21046 (the "Company"). This Statement constitutes Amendment No. 3 ("Amendment No. 3") to a Schedule 13D, dated March 31, 1987 (the "Schedule 13D"), of National Patent Development Corporation ("NPDC") with respect to the Common Stock of the Company. Except as amended hereby and the other amendments thereto, the statements in the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is hereby amended to add the following information:

        On November 19, 1996, NPDC and the Company entered into a Merger Agreement pursuant to which NPDC would acquire the remaining shares (48% of the outstanding shares) of the Company's Common Stock that NPDC did not already own for $5.10 per share, subject to adjustment as described below, payable in NPDC common stock. The Merger Agreement was recommended to the Board of Directors of the Company by a Special Committee of the Board composed of independent directors. The Special Committee of the Company's Board of Directors retained Oppenheimer & Co., Inc. as its financial advisor in connection with the Merger. The consummation of the Merger Agreement is subject to several conditions, including the approval of the stockholders of both companies.

        If the market price of NPDC's common stock for the ten trading days immediately preceding the date five days prior to the special meetings of stockholders of NPDC and the Company to consider approval of the merger (the "Test Date") is neither less than $9.336 nor more than $9.914 per share, the exchange ratio will be .53 shares of NPDC for each share of the Company, and neither the Company nor NPDC will have the right to terminate the Merger Agreement based on changes in the market price of NPDC's common stock. If the market price of NPDC's common stock is within the range of $9.336 to $9.914 per share, the .53 exchange ratio will provide holders of the Company's Common Stock with shares of NPDC Common Stock with a value in the range between $4.95 and $5.25 per share of the Company's Common Stock.

        In the event that the market price of NPDC's common stock on the Test Date is outside the range of $9.336 to $9.914, the exchange ratio may be adjusted. If the market price on the Test Date is less than $9.336, NPDC may elect to "gross-up" the exchange ratio by increasing the number of shares of NPDC's common stock to be received by a holder of the Company's Common Stock so that such holder will receive shares of NPDC Common Stock with a value per share of the Company's Common Stock equal to $4.95. If NPDC fails to exercise this option, the Company may (but is not obligated to) terminate the Merger Agreement. If the market price on the Test Date is greater than $9.914, then the Company may elect to reduce the exchange ratio by decreasing the number of shares of NPDC's Common Stock to be received by a holder of the Company's Common Stock so that such holder will receive shares of NPDC's Common Stock with a value per share of the Company's Common Stock equal to $5.25 per share. If the Company fails to exercise this option, NPDC may (but is not obligated to) terminate the Merger Agreement.

        On November 20, 1996, the closing price of NPDC's Common Stock on the American Stock Exchange was $8.50 per share. NPDC has not determined whether it would "gross-up" the exchange ratio or elect not to do so if the market price of NPDC's Common Stock on the effective date of the Merger is less than $9.336 per share.

        Oppenheimer has rendered an opinion to the Special Committee to the effect that, based upon various considerations and assumptions, the right to receive shares of NPDC Common Stock having a value of at least $4.95 per share of the Company's Common Stock is fair to the holders of the Company's Common Stock (other than NPDC) from a financial point of view.

        NPDC has agreed in the Merger Agreement to use its reasonable best efforts to repurchase, prior to the Effective Time of the Merger (the "Effective Time"), all stock options held by each employee, officer and director of the Company which will vest by their terms prior to or at the Effective Time. Holders of vested stock options will be entitled to receive cash in an amount equal to $5.10 per share less the exercise price of the stock option as in effect immediately prior to the repurchse. Each employee, officer and director of the Company holding stock options which are unvested as of the Effective Time will be entitled to receive for each share of the Company's Common Stock which would have been obtainable upon exercise of the stock option a payment from NPDC in shares of NPDC Common Stock equal to $5.10 less the exercise price of the unvested stock option as such exercise price is in effect immediately prior to the Merger (subject to adjustment for stock dividends, stock splits and similar transactions). Such payment in shares of NPDC Common Stock will be made at the time such stock option vests using the market price of the NPDC Common Stock as of the end of the business day immediately preceding such vesting date. The $5.10 price represents the middle of the range of prices of the Company's Common Stock, from $4.95 to $5.25, which will be paid in shares of NPDC Common Stock in the Merger, so long as the market price of the NPDC Common Stock is within the Collar. The $5.10 price remains fixed even if on the Test Date the market price of the NPDC Common Stock is outside of the Collar. To the extent that any vested stock options are not repurchased by NPDC, such vested stock options will be adjusted so that the holders of such options will be entitled to receive, upon payment of the exercise price thereof, the shares of NPDC Common Stock which such holders would have been entitled to receive after the Effective Time had such options been exercised immediately prior to the Merger.

        At the Effective Time, all outstanding warrants to purchase shares of the Company's Common Stock will be adjusted so that the holders of the warrants will be entitled to receive, upon payment of the exercise price thereof, the shares of NPDC Common Stock which such holders would have owned or have been entitled to receive after the Effective Time had such warrants been exercised immediately prior to the Effective Time. NPDC and its subsidiaries own warrants to purchase 1,357,355 shares of the Company's Common Stock. NPDC has agreed in the Merger Agreement to contribute all or any portion of such warrants to the capital of the Company, such warrants to be thereupon canceled. NPDC will, as of the Effective Time, assume jointly with the Company the obligation to issue shares of NPDC Common Stock to holders of the remaining warrants upon exercise thereof pursuant to the terms thereof.

        NPDC has agreed prior to the Effective Time to cause its subsidiaries which hold shares of the Company's Common Stock (other than the Company) to dividend such shares to NPDC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 of the Schedule 13D is hereby amended to add the following information:

        On November 19, 1996, NPDC and the Company entered into a Merger Agreement. The Merger Agreement is described above in this Statement under
Item 4.

Item 7. Material to be Filed as Exhibits

        Item 7 of the Schedule 13D is hereby amended to add the following information:

        (a) Agreement and Plan of Merger dated as of November 19, 1996 among General Physics Corporation, National Patent Development Corporation and GPX Acquisition Inc.

        (b)     Press Release dated November 21, 1996.

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 21, 1996                       NATIONAL PATENT DEVELOPMENT CORPORATION

                                        By: /s/  Scott N. Greenberg
                                            ----------------------------------
                                            Scott N. Greenberg
                                            Vice President and Chief Financial
                                            Officer

                                 EXHIBIT INDEX

        EXHIBIT NO.             DESCRIPTION OF EXHIBIT
        -----------             ----------------------
            (1)                 Agreement and Plan of Merger dated as of
                                November 19, 1996 among General Physics
                                Corporation, National Patent Development
                                Corporation and GPX Acquisition, Inc.

            (2)                 Press Release dated November 21, 1996